* AB 3/14

15049618

SECURITIES A[illegible] Wa[illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 3rd Avenue, Suite 3100

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joseph M. Ramos, Jr. 212-644-2400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

OATH OR AFFIRMATION

I, Joseph M. Ramos, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muriel Siebert & Co., Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allies members of the New York Stock Exchange, Inc. employed by the Company.

Signature

Executive Vice President, COO and CFO

Title

Subscribed and sworn before me this 25 day of Feb 2015 by Ronald R. Bono Notary Public

Notary Public

RONALD R. BONO
Notary Public, State of New York
No. 01BO6178149
Qualified in New York City County
Commission Expires 11/19/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURIEL SIEBERT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2015

MURIEL SIEBERT & CO., INC.

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	**$ 6,506,000**
Cash equivalents - restricted	**1,532,000**
Receivable from clearing and other brokers	**788,000**
Receivable from business sold to affiliate, net of unamortized discount of $1,143,000	**1,857,000**
Securities owned, at fair market value	**488,000**
Furniture, equipment and leasehold improvements, net	**609,000**
Investment in and receivable from affiliate	**7,979,000**
Prepaid expenses and other assets	**717,000**
	$ 20,476,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	**$ 2,170,000**
Commitments and contingent liabilities (Note I)	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	**1,000**
Additional paid-in capital	**10,781,000**
Retained earnings	**7,549,000**
Less 94 shares of treasury stock, at cost	**(25,000)**
	18,306,000
	$ 20,476,000

Notes to Statement of Financial Condition
December 31, 2014

NOTE A – BUSINESS

Muriel Siebert & Co., Inc. (the "Company"), a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, investment banking, and trading securities for its own account. On November 4, 2014, the Company sold its capital market business to an affiliate (see Note B).

Note B – SALE OF BUSINESS

On November 4, 2014, the Company, which held a 49% membership interest in, and the other members of, Siebert Brandford Shank & Co., LLC ("SBS"), contributed their SBS membership interests into a newly formed Delaware limited liability company, Siebert Brandford Shank Financial, L.L.C. ("SBSF"), in exchange for the same percentage interests in SBSF. On the same day, the Company entered into an Asset Purchase Agreement (the "Purchase Agreement") with SBS and SBSF, pursuant to which the Company sold substantially all of the assets relating to the Company's capital markets business to SBSF. Pursuant to the Purchase Agreement, SBSF assumed post-closing liabilities relating to the transferred business.

The Purchase Agreement provides for an aggregate purchase price for the disposition of $3,000,000, payable by SBSF after closing in annual installments commencing on March 1, 2016 and continuing on each of March 1, 2017, 2018, 2019 and 2020. The transferred business was contributed by SBSF to, and operated by SBS. The amount payable to the Company on each annual payment date will equal 50% of the net income attributable to the transferred business recognized by SBS in accordance with generally accepted accounting principles during the fiscal year ending immediately preceding the applicable payment date; provided that, if net income attributable to the transferred business generated prior to the fifth annual payment date is insufficient to pay the remaining balance of the purchase price in full on the fifth annual payment date, then the unpaid amount of the purchase price will be paid in full on March 1, 2021.

Transferred assets of the Company's capital markets business consisted of issuer relationships and goodwill, which assets had no carrying value to the Company, and the Company recorded a gain on sale of $ 1,820,000, which reflected the fair value of the purchase obligation. Such fair value (Level 3) was based on the present value of estimated annual installments to be received during 2016 through 2020 from forecasted net income of the transferred business plus a final settlement in 2021, discounted at 11.5% (representing SBS's weighted average cost of capital).

The discount recorded for the purchase obligation will be amortized as interest income using an effective yield, initially calculated based on the original carrying amount of the obligation and estimated annual installments to be received and adjusted in future periods to reflect actual installments received and changes in estimates of future installments.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash equivalents:

Cash equivalents are carried at fair value and amount to $7,535,000, consisting of money market funds.

Cash equivalents - restricted represents $1,532,000 invested in a money market fund which serves as collateral for a secured demand note payable in the amount of $1,200,000 to SBS. Such payable and a related $1,200,000 receivable due from SBS are included in investment in affiliate in the accompanying Statement of Financial Condition. The Company maintains its cash balances with more than one financial institution, which may at times exceed federally insured limits. In the event of the financial institution's insolvency, recover of cash may be limited.

[2] Securities:

Securities owned are carried at fair value. Security transactions are recorded on a trade-date basis. The Company clears all its security transactions through unaffiliated clearing firms on a fully disclosed basis. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. Those functions are performed by the clearing firms.

[3] Fair value:

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available.

Level 3 - Unobservable inputs which reflect the assumptions that management develops based on available information about the assumptions market participants would use in valuing the asset or liability.

The classification of financial instruments valued at fair value as of December 31, 2014 is as follows:

Financial Instrument	Level 1
Cash equivalents	$ 7,535,000
Securities	488,000
	$ 8,023,000

Securities consist of common stock, which is valued on the last business day of the year at the last available reported sales price on the primary securities exchange.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Investment in affiliate:

The Company's 49% investment in SBS prior to the contribution to SBSF and in SBSF thereafter is accounted for on the equity method. The equity method provides that the Company records its share of the investees' earnings or losses in its results of operations with a corresponding adjustment to the carrying value of its investment. In addition, the investment is adjusted for capital contributions to and distributions from the investee. Income from SBS, which serves as an underwriter for municipal bond offerings, is considered to be integral to the Company's operations. Summarized consolidated financial data of SBSF and its subsidiary SBS, at December 31, 2014 and for the year then ended is as follows: Total assets of $28,518,000, including a $1,200,000 receivable from the Company referred to in C[1] above, total liabilities of $12,458,000, including advances of $104,000, subordinated debt of $1,200,000 and a purchase obligation (see Note B) carried at $1,857,000 payable to the Company and total members' capital of $16,060,000.

An individual owning a 25.5% interest in SBSF and in SBS prior to the contribution serves as the Company's and Siebert's chief executive officer.

[5] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis. Income taxes payable or receivable by the Company are reflected in the intercompany account with the Parent.

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes and for net operating loss and other carryforwards. A valuation allowance is provided for deferred tax assets based on the likelihood of realization.

[6] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[7] Use of estimates:

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Notes to Statement of Financial Condition
December 31, 2014

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 524,000
Leasehold improvements	546,000
Furniture and fixtures	43,000
	1,113,000
Less accumulated depreciation and amortization	(504,000)
	$ 609,000

NOTE E - INCOME TAXES

Temporary differences which give rise to net deferred tax assets at December 31, 2014 consist of:

Deferred tax assets:		
Intangibles	$ 211,000	(1)
Stock compensation	237,000	
Net operating loss carryforward - federal and state	7,384,000	
Contribution carryover	223,000	
Furniture, equipment and leasehold improvements	115,000	
Accrued expenses - Bonus	337,000	
Tax basis of affiliate	736,000	(2)
Capital loss carryforward	24,000	
Other	30,000	
	9,297,000	
Valuation allowance	(8,547,000)	
Net deferred tax assets	750,000	
Deferred tax liability:		
Receivable from affiliate	(750,000)	(3)
	0	

(1) Relates to retail discount brokerage accounts acquired at a cost of $2,988,000 which are being amortized over 15 years for tax purposes and have been fully amortized over their five-year estimated useful life for financial reporting purposes.

(2) Attributable to non-deductible bonus accrued at December 31, 2014 by affiliate, which will be deductible in 2015.

(3) Relates to receivable from business sold to affiliate treated as an installment sale for tax purposes.

As of December 31, 2014, the Company had a net operating loss carryforward of approximately $15.0 million for federal tax purposes, which expires from 2030 through 2034, and approximately $28.6 million for state tax purposes, which expires from 2015 through 2034.

Due to cumulative losses incurred by the Company during the current and prior two years, the Company is unable to conclude that it is more likely than not that it will realize its deferred tax asset and, accordingly, has recorded a valuation allowance to fully offset its net deferred tax asset at December 31, 2014.

NOTE E - INCOME TAXES (CONTINUED)

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2014 financial statements. The Company classifies interest and penalties that would accrue according to the provisions of relevant tax law as interest and other general and administrative expenses. Tax years for 2011 and thereafter are subject to tax examinations by federal and state authorities. The Company is currently under tax examination by the States of New York and Illinois for tax years 2010 and 2011.

NOTE F - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2014, the Company had net capital of approximately $5,094,000, which was approximately $4,844,000 in excess of required net capital of $250,000.

The Company claims exemption from the reserve requirements under the SEC's Rule 15c 3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through unaffiliated clearing firms on a fully disclosed basis.

NOTE G - OPTIONS

The Company is a participant in Siebert's 2007 long-term incentive plan (the "Plan") that provides for the granting of options in Siebert's common stock to certain directors, employees and consultants at its discretion. The Plan provides for the granting of options to purchase up to an aggregate of 2,000,000 shares, subject to adjustment in certain circumstances. Both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code ("IRC") may be granted under the Plan. A Stock Option Committee of the Board of Directors of Siebert administers the Plan. The committee has the authority to determine when options are granted, the term during which an option may be exercised (provided no option has a term exceeding ten years), the exercise price and the exercise period. The exercise price shall not be less than the fair market value on the date of grant. No option may be granted under the Plan after December 2017. Generally, employee options vest 20% per year for five years and expire ten years from the date of grant. At December 31, 2014, options for 1,760,000 shares of common stock are available for grant under the Plan.

A summary of stock option activity during 2014 and outstanding stock options at December 31, 2014 under the Plan, all of which are fully vested and exercisable, and related information for the year then ended is presented below:

	2014	
	Shares	Weighted-Average Exercise Price
Outstanding - beginning of the year	350,000	$ 3.10
Expired	(25,000)	$ 4.04
Cancelled	(60,000)	$ 3.05
Fully vested and exercisable at end of year (a)	265,000	$ 3.02

(a) Weighted average remaining contractual term of 3.51 years and aggregate intrinsic value of $0.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2014 settled subsequent thereto with no material adverse effect on the Company's Statement of Financial Condition.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

NOTE I - COMMITMENTS, CONTINGENCIES AND OTHER

[1] The Company rents office space under long-term operating leases expiring in various periods through 2017. These leases call for base rent plus escalations for property taxes and other operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year	Amount
2015	615,000
2016	482,000
2017	80,000
	$ 1,177,000

[2] In July 2014, the Company entered into a settlement agreement in regards to a dispute with a former employee, in which the former employee sought, among other things, damages arising from his separation from the Company. The Company asserted counter claims in the arbitration. Pursuant to the settlement, the Company paid $4,300,000 to the former employee, and the claims and counterclaims have been dismissed and released.

[3] The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

[4] The Company sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan.

[5] The Company has entered into a Secured Demand Note Collateral Agreement with SBS under which the Company is obligated to lend to SBS up to $1,200,000 on a subordinated basis collateralized by cash equivalents of approximately $1,532,000 as of December 31, 2014. Amounts pledged by the Company under the facility are reflected on its Statement of Financial Condition as "cash equivalents - restricted". SBS pays the Company interest on this amount at the rate of 4% per annum. The facility expires on August 31, 2015, at which time SBS is obligated to repay to Siebert any amounts borrowed by SBS thereunder.

[6] In July 2013, the Company extended its fully disclosed clearing agreement with its clearing broker through July 2017.